For the fiscal year ended (a) 2/28/99
File number (c) 811-3712

                          SUB-ITEM 77M
                            Mergers

     On January 22, 1999, Prudential Government Income Fund, Inc. (The Registrant), acquired all the net assets of Prudential Mortgage Income Fund, Inc. pursuant to a plan of reorganization approved by Prudential Mortgage Income Fund, Inc. shareholders on January 14, 1999. The reorganization was approved by the Directors of the Registrant on August 26, 1998 but did not require the approval of the Registrant's shareholders. The acquisition was accomplished on January 22, 1999, by a tax-free exchange of Class A, Class B, Class C and Class Z shares of Prudential Government Income Fund, Inc. for the net assets of Prudential Mortgage Income Fund, Inc.